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                           May 19, 2021

       Gerrit Dispersyn, Dr. Med. Sc
       President and Chief Executive Officer
       Phio Pharmaceuticals Corp.
       257 Simarano Drive, Suite 101
       Marlborough, MA 01752

                                                        Re: Phio
Pharmaceuticals Corp.
                                                            Registration
Statement on Form S-3
                                                            Filed May 13, 2021
                                                            File No. 333-256100

       Dear Dr. Dispersyn:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jeffrey
Gabor at 202-551-2544 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Ryan A. Murr, Esq.